EXHIBIT 99.2

Fourth

Quarter

Report

To

Shareholders

2004
_____

Twelve Months Ended

December 31, 2004



HIGHLIGHTS

- Operating earnings per share on a diluted basis rose 16.0% in the fourth quarter, excluding the effect of foreign currency translation (including the effect of the yen, operating earnings per share increased 18.0%).
- We purchased 3.1 million of Aflac's shares in the fourth quarter.
- Aflac Japan's total new annualized premium sales exceeded expectations in the quarter.

TO OUR SHAREHOLDERS:

The fourth quarter concluded a year of record financial results for Aflac Incorporated. In every quarter of 2004, we were very pleased with the strong financial performance our operations produced. At the same time, however, we were disappointed with the rate of new sales growth in both Japan and the United States. Although new sales increased in each market for the year, we fell short of our sales growth targets. Yet despite weaker sales, we exceeded our primary financial objective of a 17% increase in operating earnings per diluted share for the year before the impact of currency translation.

FOURTH QUARTER RESULTS

Aflac's results were again helped by the stronger yen in relation to the dollar. Reflecting the stronger yen, total revenues were $3.4 billion in the fourth quarter of 2004, up 21.1% from $2.8 billion in 2003. Net earnings were $418 million, or $.81 per diluted share, compared with $73 million, or $.14 per diluted share, a year ago. Net earnings in the fourth quarter of 2004 included realized investment losses of $3 million, or $.01 per diluted share, compared with realized investment losses of $175 million, or $.34 per diluted share, in the fourth quarter of 2003. Net earnings in the fourth quarter also included a loss of $7 million, or $.02 per diluted share, as a result of the change in fair value of the interest rate component of the cross-currency swaps related to the company's senior notes as required by SFAS 133. In the fourth quarter of 2003, the impact from SFAS 133 reduced net earnings by $14 million, or $.02 per diluted share. Fourth-quarter net earnings in 2004 also benefited by $128 million, or $.25 per diluted share, from a release of the valuation allowance for deferred tax assets resulting from passage of the American Jobs Creation Act of 2004.

We believe that an analysis of operating earnings, a non-GAAP financial measure, is vitally important to an understanding of Aflac's underlying profitability drivers. We define operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from SFAS 133, and nonrecurring items.

Management uses operating earnings to evaluate the financial performance of Aflac's insurance operations because realized gains and losses, the impact from SFAS 133, and nonrecurring items tend to be driven by general economic conditions and events, and therefore can obscure the underlying fundamentals and trends in Aflac's insurance operations. A reconciliation of operating to net earnings appears on Page 5.

Furthermore, because a significant portion of our business is in Japan, we believe it is equally important to understand the impact on operating earnings from translating Japanese yen into U.S. dollars. We translate Aflac Japan's yen-denominated income statement from yen into dollars using an average exchange rate for the reporting period, and we translate the balance sheet using the exchange rate at the end of the period. However, except for a limited number of transactions, we do not actually convert yen into dollars. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our company or shareholders. Because the effect of translating yen into dollars distorts the rate of growth of our insurance operations, we also encourage readers of our financial statements to evaluate our financial performance excluding the impact of foreign currency translation. The chart on Page 4 compares selected income statement items with and without foreign currency changes to illustrate the effect of the yen.

Operating earnings in the fourth quarter of 2004 were $300 million, compared with $262 million a year ago. Operating earnings per diluted share rose 18.0% to $.59, compared with $.50 per diluted share in the fourth quarter of 2003.

During the fourth quarter, we purchased 3.1 million shares of Aflac stock. That brought the total number of shares purchased in 2004 to 10 million. We had approximately 27 million shares available for purchase under authorization from the board of directors as of December 31, 2004.

FULL YEAR RESULTS

Like the fourth quarter, our results for the year were favorably impacted by the stronger average yen/dollar exchange rate. Total revenues rose 16.0% to $13.3 billion in 2004, compared with $11.4 billion in 2003. Net earnings were $1.3 billion, or $2.52 per diluted share, compared with $795 million, or $1.52 per diluted share, a year ago. Net earnings included realized investment losses of $5 million, or $.01 per diluted share in 2004, compared with realized investment losses of $191 million, or $.37 per diluted share, a year ago. Net earnings also included a loss of $13 million, or $.03 per diluted share, from the impact from SFAS 133, compared with a loss of $3 million in 2003. In addition, net earnings in 2004 reflected a one-time gain of $3 million, or $.01 per diluted share, as a result of the transfer of certain Aflac Japan pension obligations to the Japanese government and a benefit of $128 million, or $.25 per diluted share, from the release of the valuation allowance for deferred tax assets.

Operating earnings for the year were $1.2 billion, or $2.30 per diluted share, compared with $989 million, or $1.89 per diluted share, in 2003. Excluding the $.08 per share benefit from the stronger yen, operating earnings per diluted share increased 17.5%, which was better than our goal for the year.

AFLAC JAPAN

In the fourth quarter of 2004, Aflac Japan's premium income in yen increased 6.8% and net investment income rose 4.8%. Investment income growth in yen terms was again restrained by the stronger yen/dollar exchange rate because approximately 30% of Aflac Japan's investment income is dollar-denominated. Total revenues were up 6.6%. The pretax operating profit margin improved to 13.9%, compared with 12.6% a year ago, due to a lower benefit ratio. As a result, pretax operating earnings increased 17.6% in the fourth quarter. For the year, premium income grew 6.7%, while net investment income increased 2.3%. Total revenues were up 6.0%, and pretax operating earnings rose 14.9%.

The average yen/dollar exchange rate of 106.26 in the fourth quarter was 2.6% stronger than the average rate of 109.06 in the fourth quarter of 2003. For the year, the average exchange rate was 108.26, or 7.1% stronger than the rate of 115.95 a year ago. The stronger yen in relation to the dollar for both the quarter and the year magnified the growth rates of Aflac Japan as reported in dollars.

Benefiting from the stronger yen, fourth quarter premium income in dollars increased 9.8% to $2.2 billion. Net investment income was up 7.8% to $406 million. Total revenues rose 9.7% to $2.6 billion. Pretax operating earnings were $359 million, an increase of 20.9% from a year ago. For the year in dollars, premium income rose 14.2% to $8.4 billion. Net investment income was up 9.6% to $1.6 billion. Total revenues were $9.9 billion, or 13.4% higher than a year ago. Pretax operating earnings were $1.4 billion, an increase of 23.1% over 2003.

In the fourth quarter, Japanese investment yields declined slightly, compared with the third quarter, although they were higher than in the fourth quarter of 2003. The yield of a composite index of 20-year Japanese government bonds averaged 2.08% in fourth quarter of 2004, compared with 2.24% in the third quarter and 1.87% a year ago. During the fourth quarter, we purchased yen-denominated investments at an average yield of 2.65%. Including dollar-denominated securities, our new money yield for the quarter was 2.86%.

We were pleased that Aflac Japan's total new annualized premium sales were better than our expectations for the quarter. In the fourth quarter, new sales increased 5.3% from a year ago to a record 33.4 billion yen, or $316 million. New sales in the quarter benefited from solid sales growth of the medical and ordinary life categories. Total new annualized premium sales were up 1.1% to 122.5 billion yen, or $1.1 billion for the full year. New sales growth in 2004 was held down by declines in Rider MAX sales and conversions in addition to lower sales through Dai-ichi Mutual Life. Excluding sales through Dai-ichi, sales from our traditional channels were up 9.3% in the fourth quarter and 4.0% for the year.

We introduced two new versions of EVER in January 2005 in order to better segment the market and extend the growth of medical sales. We believe the added benefits of the new products will appeal to a broader group of consumers. We also believe that the continued expansion of our product line and sales force, combined with Aflac's leading market position, will enable us to produce a 5% to 10% increase in total new annualized premium sales in yen for 2005.

AFLAC U.S.

Aflac U.S. premium income rose 11.9% to $753 million in the fourth quarter of 2004. Net investment income was up 6.1% to $101 million. Total revenues increased 11.2% to $857 million and pretax operating earnings grew 5.9% to $130 million. For the year, premium income was $2.9 billion, an increase of 13.1% over 2003. Net investment income rose 9.4% to $396 million. Total revenues increased 12.6% to $3.3 billion. Pretax operating earnings were up 11.5% to $502 million.

Aflac U.S. produced total new annualized premium sales in the fourth quarter of $343 million, a .5% decrease from the fourth quarter of 2003. For the year, total new sales were up 5.1% to $1.2 billion. These results were below our expectations for both the quarter and for the year. We continue to believe our slower sales growth has resulted primarily from the significant changes we made to our sales management team in 2003 and at the start of 2004. While we believe the basics of our infrastructure are in place, we will continue to expand, train and strengthen all areas of our sales force.

We are convinced that the best approach to the vast U.S. market potential is to expand our distribution system and our product line. In that regard, we were encouraged that recruitment of new sales associates picked up in the fourth quarter. New agent recruitment rose 5.9% in the fourth quarter, which was the largest increase we have experienced since the fourth quarter of 2002. We have also restructured our training department and are intensifying our training efforts, which we hope will lead to improved agent retention and productivity. In the product area, we recently developed an innovative vision product that will be rolled out to the market in mid-2005. We believe it is unique to the marketplace, and we look for vision care to be a solid addition to our already strong product line. We are convinced we are taking the correct steps to re-ignite new sales growth. However, we believe new sales in the first quarter of 2005 will likely decline, due in part to difficult comparisons to 2004. As a result, we believe it will be the second quarter at the earliest before we see improved growth. As such, we have established a target of a 3% to 8% increase in new sales for 2005.

DIVIDEND

The board of directors increased the quarterly cash dividend 15.8% from $.095 to $.11 per share, effective with the first quarter of 2005. The first quarter dividend is payable on March 1, 2005, to shareholders of record at the close of business on February 18, 2005. This marks the 22nd consecutive year in which the cash dividend has been increased.

OUTLOOK

Our view of the U.S. and Japanese markets has not changed, and we remain encouraged about the outlook for our business. We believe rising out-of-pocket expenses for consumers will drive a growing need for the products we sell. Furthermore, we believe our business model is sound, and that our many competitive strengths are intact.

We are very pleased that our financial results kept pace with our expectations throughout 2004. And we are proud that we exceeded our primary financial objective of increasing operating earnings per diluted share 17% in 2004, excluding the impact of the yen. Our ability to achieve financial targets when new sales are soft reflects the underlying strength of our operations. Due to that strength, our goals for 2005 and 2006 remain unchanged. Our objective is to increase operating earnings per diluted share by 15% in 2005 and 2006 before currency translation.

/s/ *Daniel P. Amos*

Daniel P. Amos
Chairman and Chief Executive Officer
January 31, 2005

Foreign Currency Translation Effect on Operating Results		Three-Month Results		Twelve-Month Results	
		Including Currency Changes	Excluding Currency Changes[2]	Including Currency Changes	Excluding Currency Changes[2]
Selected Percentage Changes [1] (For the periods ended December 31, 2004 - unaudited)	Premium income	10.4%	7.7%	13.9%	8.3%
	Net investment income	7.6	5.7	9.5	5.5
1 The numbers in this table are presented on an operating basis, which is described on Page 1.	Total benefits and expenses	9.4	6.7	12.2	6.7
2 Amounts excluding foreign currency changes were determined using the same yen/ dollar exchange rate for the current period as the comparable period in the prior year.	Operating earnings	14.8	13.2	19.9	15.9
	Operating earnings per diluted share	18.0	16.0	21.7	17.5

Consolidated Statements of Earnings

Aflac Incorporated and Subsidiaries

(In millions, except for share
and per-share amounts - unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2004	2003	% Change	**2004**	2003	% Change
Revenues:						
Premiums, principally supplemental health insurance	$ **2,939**	$ 2,664	10.4%	$ **11,302**	$ 9,921	13.9%
Net investment income	**509**	473	7.6	**1,957**	1,787	9.5
Realized investment gains (losses)	**(4)**	(284)		**(12)**	(301)	
Other income (losses)	**4**	(6)		**34**	40	
Total revenues	**3,448**	2,847	21.1	**13,281**	11,447	16.0
Benefits and expenses:						
Benefits and claims	**2,212**	2,029	9.0	**8,482**	7,529	12.7
Acquisition and operating expenses:						
Amortization of deferred policy acquisition costs	**137**	123		**519**	464	
Insurance commissions	**323**	305		**1,252**	1,146	
Insurance expenses	**285**	258		**1,098**	982	
Interest expense	**6**	6		**23**	22	
Other operating expenses	**35**	20		**100**	79	
Total acquisition and operating expenses	**786**	712	10.5	**2,992**	2,693	11.1
Total benefits and expenses	**2,998**	2,741	9.4	**11,474**	10,222	12.2
Earnings before income taxes	**450**	106	322.6	**1,807**	1,225	47.5
Income taxes	**32**	33		**508**	430	
Net earnings	$ **418**	$ 73	475.1%	$ **1,299**	$ 795	63.3%
Net earnings per share:						
Basic	$ **.83**	$ .14	492.9%	$ **2.56**	$ 1.55	65.2%
Diluted	**.81**	.14	478.6	**2.52**	1.52	65.8
Common shares used in computing EPS (In thousands):						
Basic	**504,495**	511,239	(1.3)%	**507,333**	513,220	(1.1)%
Diluted	**512,934**	520,192	(1.4)	**516,421**	522,138	(1.1)
Cash dividends per share	$ **.095**	$ .08	18.8%	$ **.38**	$ .30	26.7%

Reconciliation of Operating to Net Earnings

Aflac Incorporated and Subsidiaries

(In millions, except for per-share amounts - unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2004	2003	% Change	**2004**	2003	% Change
Operating earnings	**$ 300**	$ 262	14.8%	**$ 1,186**	$ 989	19.9%
Reconciling items, net of tax:						
Realized investment gains (losses)	**(3)**	(175)		**(5)**	(191)	
Impact from SFAS 133	**(7)**	(14)		**(13)**	(3)	
Release of deferred tax asset						
valuation allowance	**128**	-		**128**	-	
Japan pension obligation transfer	**-**	-		**3**	-	
Net Earnings	**$ 418**	$ 73	475.1%	**$ 1,299**	$ 795	63.3%
Operating earnings per share - diluted	**$ .59**	$ .50	18.0%	**$ 2.30**	$ 1.89	21.7%
Reconciling items, net of tax:						
Realized investment gains (losses)	**(.01)**	(.34)		**(.01)**	(.37)	
Impact from SFAS 133	**(.02)**	(.02)		**(.03)**	-	
Release of deferred tax asset						
valuation allowance	**.25**	-		**.25**	-	
Japan pension obligation transfer	**-**	-		**.01**	-	
Net earnings per share - diluted	**$ .81**	$ .14	478.6%	**$ 2.52**	$ 1.52	65.8%

Consolidated Balance Sheets

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts - unaudited) December 31,	2004	2003
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities	$ 29,166	$ 26,495
Perpetual debentures	4,019	3,349
Equity securities	77	73
Securities held to maturity, at amortized cost:		
Fixed maturities	10,080	8,752
Perpetual debentures	4,759	4,297
Other investments	41	32
Cash and cash equivalents	3,813	1,052
Total investments and cash	51,955	44,050
Receivables, primarily premiums	417	547
Accrued investment income	495	456
Deferred policy acquisition costs	5,595	5,044
Property and equipment, net	515	518
Other	349	349
Total assets	$ 59,326	$ 50,964
Liabilities and Shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	$ 39,360	$ 35,588
Unpaid policy claims	2,355	2,115
Unearned premiums	593	516
Other policyholders' funds	1,248	1,021
Notes payable	1,429	1,409
Income taxes	2,583	2,189
Payables for return of cash collateral on loaned securities	2,887	374
Other	1,298	1,106
Total liabilities	51,753	44,318
Shareholders' equity:		
Common stock	65	65
Additional paid-in capital	468	417
Retained earnings	6,992	5,885
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	220	213
Unrealized gains on investment securities	2,417	2,316
Minimum pension liability adjustment	(28)	(36)
Treasury stock	(2,561)	(2,214)
Total shareholders' equity	7,573	6,646
Total liabilities and shareholders' equity	$ 59,326	$ 50,964
Shareholders' equity per share	$ 15.04	$ 13.03
Shares outstanding at end of period (In thousands)	503,608	509,892

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This document contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements: legislative and regulatory developments; assessments for insurance company insolvencies; competitive conditions in the United States and Japan; new product development; ability to attract and retain qualified sales associates; ability to repatriate profits from Japan; changes in U.S. and/or Japanese tax laws or accounting requirements; credit and other risks associated with Aflac's investment activities; significant changes in investment yield rates; fluctuations in foreign currency exchange rates; deviations in actual experience from pricing and reserving assumptions; level and outcome of litigation; downgrades in the company's credit rating; changes in rating agency policies or practices; subsidiary's ability to pay dividends to parent company; and general economic conditions in the United States and Japan.

Aflac Incorporated

Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
Tel: 706.323.3431
aflac.com

Customer Service

Policyholders and claimants needing assistance
may call 800.99.Aflac or 800.992.3522.
Sales associates should call 800.462.3522.

Shareholder and Investor Inquiries

If you have questions about Aflac, call our toll-free
telephone number, 800.235.2667, and use the
following menu items.
Press 1 to receive financial information by mail.
Press 2 to speak to a Shareholder Services
representative regarding your Aflac stock account.
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representative regarding Aflac's financial
performance or other investor-related issues.

Contact:

Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
800.235.2667 or 706.596.3264
Fax: 706.324.6330
kjanke@aflac.com